SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 August 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Announcement regarding Stevan Porter dated 08 August 2008

99.1

INTERCONTINENTAL HOTELS GROUP PLC IS DEEPLY

SADDENED TO ANNOUNCE THE DEATH OF

MR STEVAN PORTER, PRESIDENT AMERICAS REGION

London  (8 August, 2008) - IHG (InterContinental Hotels Group plc) [LON: IHG, NYSE:IHG (ADRs)]

IHG announced on 14 July that Steve Porter, President of IHG's Americas region, had relinquished his responsibilities due to medical reasons. IHG is now saddened to announce that Mr Porter passed away in Los Angeles, California, on 7 August, following a short illness, aged 53.

David Webster, Chairman, InterContinental Hotels Group plc, said:

"Steve Porter served as a Director of IHG with great distinction. He was an outstanding executive and a passionate supporter of the company. Steve commanded the fullest respect and affection of everyone in our industry. We are deeply saddened by his death and our sympathies are with his family."

As previously stated, IHG Finance Director, Richard Solomons, has been appointed President of the Americas region on an interim basis, in addition to his existing duties.

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon; Emma Corcoran):	+44 (0) 1895 512 425
+44 (0) 7808 094 471

 Notes

Stevan Porter (aged 53) - President, Americas Region, IHG

Stevan Porter was responsible for the group's Americas region. He joined the group in 2001 and was appointed to the Board in 2003. A 32-year veteran of the hospitality industry and graduate of Miami University (Ohio), he received his Master of Business Administration degree from Xavier University.

He began his career in the hospitality industry in 1976 with Stouffer Hotels. From 1990 to 2001, he worked for Hilton Hotels Corporation in a number of senior management roles.

He was a member of the Board of Directors for the IAHI Owner's Association and was a member and past Chairman of the Business Advisory Council for the Richard T. Farmer School of Business at Miami University (Ohio).

Stevan was immediate past Chairman of the American Hotel & Lodging Association Government Affairs Committee, Chairman of the Discover America Partnership, and Vice Chairman of the Travel Business Roundtable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	08 August 2008